TORCHLIGHT ENERGY

Letter Agreement

Date:           Mar. 30, 2015

To:           Greg McCabe

From:           John Brda, CEO Torchlight Energy

Re:           Option to Extend

Dear Greg:

Let this letter serve as our understanding on the extension you granted us for the Orogrande drilling program on the Rich A-1 well.  We have agreed to give you an option purchase 631,250 shares for a total purchase price of $225,000, in exchange for the ten day extension.

The option must be exercised no later than 30 days after receipt of the logs associated with the Rich A-1 well.

By signing below, you acknowledge that this is your understanding as well, and you agree to be bound by the terms herein.

/s/ GREG MCCABE
Greg McCabe

/s/ JOHN BRDA
John Brda, CEO

Torchlight Energy

TORCHLIGHT ENERGY, INC., 5700 Plano Parkway, Suite 3600 Plano, Texas 75093 ê 214-432-8002  214-432-8005 efax

www.torchlightenergy.com